Exhibit 15.3

Letter from Independent Registered Public Accounting Firm

Securities and Exchange Commission

Washington, DC20549

Ladies and Gentlemen:

We were previously principal accountants for China Cord Blood Corporation and, under the date of July 31, 2015, we reported on the consolidated financial statements of China Cord Blood Corporation as of March 31, 2014 and 2015 and for each of the years in the three-year period ended March 31, 2015, and the effectiveness of internal control over financial reporting as of March 31, 2015. On September 8, 2015, we were dismissed. We have read China Cord Blood Corporation’s statements included under Item 16F(a) of its Form 20-F dated July 28, 2016, and we agree with such statements.

Very truly yours,

/s/ KPMG

Hong Kong, China
July 28, 2016